Exhibit 99.1

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON CAPITAL STOCK

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on May 3rd, 2006, deliberated about the proposals presented by management with regards to the payment of dividends for the first quarter of the current fiscal year, ended on March 31st, 2006. These dividends will be paid as Interest on Capital Stock on May 25th, 2006, calculated and paid based on the postion held by shareholders on March 15th and constitute an anticipation of the annual minimum dividend as stated in the by-laws, as follows:

Company

Amount per share Common and Preferred Shares

METALÚRGICA GERDAU S.A.	R$ 0.52

GERDAU S.A.	R$ 0.30

Please note that the above mentioned amounts will have deducted 15% (fifteen percent) for Income Tax as per Paragraph 2, article 9 of the Brazilian Corporate Law # 9249/95.

Shareholders exempt of Income Tax Withholding must confirm this status by mailing the corresponding documents to the address below no later than May 15th, 2006:

GERDAU – Setor de Acionistas (Shareholders Dept.)

Av. Farrapos, 1811 - Porto Alegre RS CEP 90220-005 - BRASIL

The Company will consider that the shareholder is not tax-exempt if the above mentioned documents are not received by the aforementioned date.

Please note that shares acquired on May 16th, 2006, and thereafter, will be traded EX-STOCK DIVIDEND.

Additional information can be obtained at our Shareholders Department, located at

Av. Farrapos 1811, 90220-005 Porto Alegre / RS – Brazil

Phone: +55 (51) 3323.2211 – Fax: +55 (51) 3323.2281

E-mail acionistas@gerdau.com.br

Porto Alegre, May 3rd, 2006.

Osvaldo Burgos Schirmer

Vice President

Investor Relations Director